UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 4, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and file in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting".

Item 1: Reporting Issuer

WESTERN SILVER CORPORATION

1550 – 1185 West Georgia Street

Vancouver BC

V6E 4E6

Item 2: Date of Material Change

The date of the material change is October 4, 2004.

Item 3: Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is October 4, 2004. The press release was issued in Vancouver, British Columbia through the facilities of CCN Matthews and through Canada Stockwatch.

Item 4: Summary of Material Change

Western Silver’s Peñasco resource estimate significantly expands Peñasquito project

Item 5: Full Description of Material Change

VANCOUVER, B.C. – Western Silver Corporation today announced an independent resource estimate at Peñasco that significantly expands the mineral resource at its wholly-owned Peñasquito silver-gold-lead-zinc property in central Mexico.

Peñasco’s initial indicated sulfide resource of 124.26 million tonnes (averaging 27.47 grams/tonne of silver, 0.5 grams/tonne gold, 0.31% lead and 0.64% zinc), contains 109.76 million ounces of silver, 2.0 million ounces of gold, 849 million pounds of lead and 1,753 million pounds of zinc. An inferred sulfide resource of 84.15 million tonnes (averaging 25.98 grams/tonne of silver, 0.52 grams/tonne gold, 0.29% lead and 0.66% zinc), contains 70.31 million ounces of silver, 1.42 million ounces of gold, 529 million pounds of lead and 1,233 million pounds of zinc.

The total measured and indicated sulfide resource at Peñasquito, including the March 31, 2004 resource estimate at the nearby Chile Colorado deposit, now stands at 272.96 million tonnes, containing 273.86 million ounces of silver, 3.61 million ounces of gold, 1,779 million pounds of lead and 4,503 million pounds of zinc. This represents a 67% increase in contained silver, 125% increase in gold, 92% increase in lead and 64% increase in zinc compared with this year’s earlier resource estimate at Peñasquito, comprising only Chile Colorado.

The total inferred sulfide resource of 200.25 million tonnes at Peñasquito, including Peñasco, Chile Colorado and the Azul Breccia zones, contains 172.95 million ounces of silver (69% increase), 2.07 million ounces of gold (218% increase), 1,297 million pounds of lead (69% increase) and 2,838 million pounds of zinc (75% increase).

At Peñasco an additional 26.17 million tonnes of indicated oxide resource and 8.02 millions inferred oxide resource has been identified. (See table below for details).

Today’s Peñasco resource has been reported using a US$3.75 per tonne NSR cut-off for sulfides and a 5 grams/tonne silver cut-off for oxides. It is based on assays from 144 drill-holes totaling 45,135 meters. The resource does not include results from a further 16 holes (10,229 meters) drilled so far since August 26, 2004. Ongoing drilling is aimed at establishing whether there is continuity to deep high-grade gold intercepts reported earlier (see press release dated August 30, 2004), increasing the resource and converting inferred resources into the measured and indicated category. Peñasco remains open at depth and in all directions.

The Peñasco Outcrop breccia is located about one mile northwest of Peñasquito’s Chile Colorado zone which has been confirmed by an independent pre-feasibility study as one of the world’s largest undeveloped, bulk-mineable silver deposits. The study concluded Chile Colorado could be mined economically with an internal rate of return (IRR) of 15.3% using conservative metals prices. (See press release date April 13, 2004).

Says Western Silver President and COO Thomas Patton: “These results reinforce our belief that Peñasquito is a world-class mineral system that should continue to expand as systematic exploration progresses. Both the Peñasco and Chile Colorado deposits are open and we will continue drilling to define the extent of these resources at depth and laterally.”

Dr. Patton says the higher gold grades at Peñasco compared with Chile Colorado are important. “We are currently drilling to establish, in particular, whether the narrow high-grade intercepts with free gold and gold-silver tellurides have continuity.”

Says Western Silver Chairman and CEO Dale Corman: “The resource at Peñasco provides us with a number of possibilities to optimize the project economics, including mining sequence, mining method, mining rate and heap-leaching the near-surface oxides.” He says recent metallurgical and engineering work has provided sufficient confidence to include metals contained in the oxide deposit in the final mine plan. In the pre-feasibility study, oxide mineralization was treated as waste.

“This year’s pre-feasibility study confirmed relatively low capital and operating expenditures to develop and mine the Chile Colorado deposit. This is largely a reflection of the property’s favorable location and proximity to existing infrastructure. We are also comfortable with doing business in Mexico. Zacatecas state has a long history of successful mining ventures. We believe that ongoing exploration efforts will add to the mineral resources at Peñasquito, especially gold. It is our view that these factors provide us with clear comparative advantages as we move forward.”

Jim Marlow, P.Eng., Principal of Marlow Mining Engineering Services, is the independent qualified person responsible for the resource calculation reported in this news release.  All analytical work was performed by ALS Chemex and Acme Laboratories of Vancouver, employing conventional assay techniques set out in previous news releases.

Western Silver is subject to certain rules and regulation issued by the British Columbia Securities Commission and the Canadian Securities Administrators. This news release uses the mining terms “indicated resource” and “inferred resource” in accordance with Canadian regulations but which are not recognized by the United States Securities and Exchange Commission (“SEC”).  For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43 -101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Item 6: Reliance on section 85 (2) of the Act

This report is not being filed on a confidential basis in reliance on section 85 (2) of the Act.

Item 7: Omitted Information
No  information has been omitted.

Item 8: Senior Officers

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Gerald Prosalendis, Vice-president, Corporate Development, Tel: (604) 684-9497.

Item 9: Statement of Senior Officer

The undersigned, Vice-president, Corporate Development of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. as of the 4th day of October, 2004.

“Gerald Prosalendis”